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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G (Rule 13d-102)	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per Response……………10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Micronetics, Inc.
(Name of Issuer)

Common Stock, par value $ .01 per share
(Title of Class of Securities)

595125105
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595125105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Lucrum Capital LLC
74-3103162

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

California

Number of	5.	Sole Voting Power
Shares		396,700
Beneficially
Owned by	6.	Shared Voting Power
Each		396,700
Reporting
Person With	7.	Sole Dispositive Power
		396,700

	8.	Shared Dispositive Power
		396,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

396,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9)

7.91%

12.	Type of Reporting Person (See Instructions)

IA

Item 1.

(a) Name of Issuer Micronetics, Inc.

Micronetics, Inc.

(b) Address of Issuer's Principal Executive Offices

26 Hampshire Drive
Hudson, NH 03051

Item 2.
(a) Name of Person Filing

Lucrum Capital, LLC

(b) Address of Principal Business Office or, if none, Residence

One Sansome Street, Suite 3908, San Francisco, CA 94104

(c) Citizenship

California

(d) Title of Class of Securities

Common Stock, par value $.01 per share

(e) CUSIP Number 595125105

Item 3. Not Applicable

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 396,700
(b) Percent of class: 7.91%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 396,700
(ii) Shared power to vote or to direct the vote 396,700
(iii) Sole power to dispose or to direct the disposition of 396,700
(iv) Shared power to dispose or to direct the disposition of 396,700

Item 5. Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2008

LUCRUM CAPITAL, LLC

By:	/s/ Christopher Ryder
Christopher Ryder, Member

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